    As filed with the Securities and Exchange Commission on April 28, 1998.
                                                      Registration No. 333-45297

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             LXR BIOTECHNOLOGY INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                     68-0282856
  (State or other jurisdiction of               (I.R.S. employer identification
   incorporation or organization)                            number)

        1401 MARINA WAY SOUTH, RICHMOND, CALIFORNIA 94804 (510) 412-9100
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   Shelli Geer
                             CHIEF FINANCIAL OFFICER
                             LXR BIOTECHNOLOGY INC.
                1401 MARINA WAY SOUTH, RICHMOND, CALIFORNIA 94804
                                 (510) 412-9100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

            with copies of all orders, notices and communications to:

                               STEPHEN C. FERRUOLO
                         HELLER EHRMAN WHITE & MCAULIFFE
               525 UNIVERSITY AVENUE, PALO ALTO, CALIFORNIA 94301
                                 (650) 324-7000
                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                                 ---------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
         Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment
                       plans, check the following box [X]


     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]


        If this form is a post-effective amendment filed pursuant to Rule
      462(c) under the Securities Act, check the following box and list the
           Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS


                                6,401,568 SHARES

                             LXR BIOTECHNOLOGY INC.
                                  COMMON STOCK

        This prospectus ("Prospectus") covers the resale of shares (the "Shares") of Common Stock, $0.0001 par value per share (the "Common Stock"), of LXR Biotechnology Inc. ("LXR," the "Company" or the "registrant") held or issuable to certain persons named in this Prospectus ("Selling Stockholders"). The Company will not receive any of the proceeds from the sale of the Shares. The Shares covered hereby include 5,820,392 shares of Common Stock held by Selling Stockholders and up to an additional 581,176 shares of Common Stock issuable upon exercise of warrants and other rights to purchase Common Stock (the "Warrants") held by Selling Stockholders. See "Selling Stockholders" for information with respect to Shares held by or issuable to the Selling Stockholders. This Prospectus does not cover the issuance or transfer of the Warrants themselves; but covers only the dispositions of the shares of Common Stock issuable upon exercise of the Warrants.

        All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders. Such shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. The Company's Common Stock is traded on the American Stock Exchange under the symbol "LXR". On January 27, 1998, the closing price for the Common Stock, as reported on the American Stock Exchange, was $2.00.

        Shares offered by this Prospectus may be offered for sale from time to time by the Selling Stockholders at such prices and on such terms as may then be obtainable, in negotiated transactions, or otherwise. See "Plan of Distribution". This Prospectus may be used by the Selling Stockholders or by any broker-dealer who may participate in sales of securities covered hereby. The Selling Stockholders and the brokers and dealers through whom such sales are effected may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act"). The Selling Stockholders will pay all commissions, transfer taxes, and other expenses associated with the sales of Shares by them. Pursuant to agreements with certain of the Selling Stockholders, the Company has paid the expenses of the preparation of this Prospectus. The Company has also agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act.

        The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act with respect to the securities offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

                                -----------------

  SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR CERTAIN CONSIDERATIONS RELEVANT
              TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                                -----------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
   THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                -----------------

                 The date of this Prospectus is April __, 1998.

        No dealer, salesman, or any other person has been authorized to give any information or to make any representations or projections of future performance other than those contained in this Prospectus, and any such other information, projections, or representations, if given or made, must not be relied upon as having been so authorized. The delivery of this Prospectus or any sale hereunder at any time does not imply that the information herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction where, and to any person to whom, it is unlawful to make such offer or solicitation.

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such Registration Statement, reports, proxy statements and other information can be inspected and copied at public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at such address. Such reports, proxy statements and other information can also be inspected at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison, Chicago, Illinois 60661, and at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006. The Commission maintains an Internet World Wide Web site that contains reports, proxy and information reports and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. The site can be accessed at http://www.sec.gov.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the Commission are incorporated herein by reference:


               (a) The Company's annual report on Form 10-KSB, as amended, filed with the Commission for the fiscal year ended December 31, 1997.

               (b) The Company's current report as filed with the Commission on Form 8-K dated December 31, 1997.

               (c) The Company's current report as filed with the Commission on Form 8-K dated February 27, 1998.

               (d) The Company's current report as filed with the Commission on Form 8-K dated April 8, 1997.

               (e) The description of the Company's Common Stock contained in the Registration Statement filed under the 1934 Act registering such Common Stock under Section 12 of the 1934 Act and any amendment or report filed for the purpose of updating such description.

        All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus.




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
        The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to: LXR Biotechnology Inc., 1401 Marina Way South, Richmond, California 94804,
Attention: Investor Relations, Telephone (510) 412-9100.




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
                                   THE COMPANY

        The principal executive offices of the Company are located at 1401 Marina Way South, Richmond, California 94804, its telephone number is (510) 412-9100 and its fax number is (510) 412-9109. In this Prospectus, the term "LXR" or "Company" refers to LXR Biotechnology Inc., a Delaware corporation, and subsidiaries, unless the context otherwise requires.

                                  RISK FACTORS

        In addition to the other information in this Prospectus, prospective purchasers of the Common Stock offered hereby should consider carefully the following risk factors in evaluating the Company and its business. This Prospectus contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, such as statements of the Company's or its management's plans, objectives, expectations, intentions, beliefs and estimates. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING; GOING CONCERN DISCLOSURE IN INDEPENDENT AUDITOR'S REPORT

        The Company will require substantial additional funds to continue the research and development programs and preclinical and clinical testing of its potential pharmaceutical products and to conduct marketing of any pharmaceutical products that may be developed. The Company's capital requirements depend on numerous factors, including the progress of its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, the cost of obtaining technological rights, competing technological and market developments, changes in the Company's existing research relationships, the ability of the Company to establish collaborative arrangements, the development of commercialization activities and arrangements, the purchase of additional capital equipment and legal expenses incurred in connection with defending certain lawsuits that have been brought against the Company and certain of its past and present directors and officers. Based upon its current plans, the Company believes it has sufficient funds to meet the Company's operating expenses and capital requirements through the third quarter of 1998. However, there can be no assurance that changes in the Company's research and development plan or other events affecting the Company's operating expenses will not result in the expenditure of funds before the estimated time.

        The Company will need to raise substantial additional capital to fund its operations, including the development of its lead compounds. The Company intends to seek such additional funding through public or private financings or collaborative or other arrangements with corporate partners. There can be no assurance, however, that additional financing will be available from any of these sources, or if available, will be available on favorable or acceptable terms. If the Company raises additional funds through public or private financings, any such financing may result in substantial dilution to the Company's stockholders. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its research and development programs, including but not limited to the development of its lead compounds, or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or potential products that the Company would not otherwise relinquish. Failure to obtain such needed funds could have a material adverse effect on the Company's operations.

        The Company's independent auditors have issued their report on the 1997 Consolidated Financial Statements which states in part that the Company has suffered recurring losses which raise substantial doubt about its ability to continue as a going concern.

EARLY STAGE OF DEVELOPMENT; REGULATORY AND TECHNOLOGICAL UNCERTAINTIES

        LXR is at an early stage of development. Other than the SLDI microscope, a prototype of which was sold to Perkin-Elmer Corporation ("Perkin-Elmer"), all of the Company's potential pharmaceutical and medical device products are currently in research and development, and no revenues from the sale of products have been generated to date. Substantially all of the Company's resources have been and for the foreseeable future will continue to be dedicated to the Company's research programs and the development of potential pharmaceutical and medical device products emanating therefrom. There can be no assurance that the Company will be able to develop a commercial product from any of these projects. All of the Company's drug and medical device candidates except for HK-Cardiosol, which is now entering the clinical testing phase, and Lexirin, which is discussed below, are in preclinical development. While the Company believes that the results attained to date in such preclinical studies generally support further research and development of these potential products, results attained in preclinical studies are not necessarily indicative of results that will be obtained in human clinical testing. Additionally, the Company has not previously met its forecasted schedule for introducing products into clinical trials. The Company recently reassessed the market for Lexirin in the treatment of AIDS patients and decided not to proceed with further U.S. clinical trials of Lexirin in AIDS patients at this time. Similar assessments of market opportunities and priorities for allocating available resources may again affect the Company's decision to undertake or continue preclinical and/or clinical trials or otherwise continue to pursue research and development programs for its potential products.

        The potential pharmaceutical products currently under development by the Company will require significant additional research and development and preclinical testing and will require extensive clinical testing prior to submission of any regulatory application for commercial use. The Company's potential pharmaceutical products are subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the possibilities that the Company's novel approach to diagnosis and therapy will not be successful; that any or all of the Company's potential pharmaceutical products will be found to be unsafe, ineffective or toxic, or otherwise fail to receive necessary regulatory clearances; that the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market; that proprietary rights of third parties will preclude the Company from marketing such products; or that third parties will market superior or equivalent products. As a result, there can be no assurance that any of the Company's research and development activities will be successfully completed; that clinical trials will be allowed by the United States Food and Drug Administration (the "FDA") or other regulatory authorities; that clinical trials will commence as planned; that required United States or foreign regulatory approvals will be obtained on a timely basis, if at all; or that any products for which approval is obtained will result in any commercially viable products.




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

RELIANCE ON NOVEL SCIENTIFIC APPROACH

        The Company's product development efforts are based on the novel scientific approach of therapeutic apoptosis modulation (a process of regulating genetically programmed cell death), which has not been widely studied. There is, therefore, substantial risk that this approach will not prove to be successful. Moreover, the Company is applying this novel approach to discover new treatments for a variety of diseases that are also the subject of research and development efforts by other companies, many of which are much larger and better funded. Biotechnology in general and apoptosis modulation in particular are relatively new fields in which there is a potential for extensive technological innovation in relatively short periods of time. The Company's competitors may succeed in developing technologies or products that are more effective than those of the Company. Rapid technological change or developments by others may result in the Company's technology or proposed products becoming obsolete or noncompetitive.

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

        The Company has incurred significant operating losses since its inception in 1992. At December 31, 1997, the Company had an accumulated deficit of approximately $32.8 million. The Company will be required to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, are expected to result in significant operating losses for at least the next several years. Revenues, if any, that the Company may receive in the next few years will be limited to payments from Perkin-Elmer under the License Agreement dated as of August 29, 1996 between the Company, on behalf of itself and Optical Analytic, Inc., a wholly-owned subsidiary of the Company, and Perkin-Elmer (the "Perkin-Elmer Agreement"), payments under the Company's collaboration agreement with Boehringer Mannheim GmbH "(Boehringer"), payments under research or product development relationships that the Company may hereafter establish, payments under license agreements that the Company may hereafter establish, sales of products that the Company may acquire in the future and interest payments. There can be no assurance, however, that the Company will (i) receive any additional funds under the Perkin-Elmer Agreement, as Perkin-Elmer may terminate such agreement at any time in its discretion, (ii) be successful in its collaboration with Boehringer or that such relationship will be expanded beyond its current limited scope, (iii) be able to establish any additional collaborative relationships, (iv) enter into any license agreements, or (v) acquire any products in the future. The Company's ability to achieve profitability depends upon its ability to successfully complete either alone or with others, development of its potential products, conduct clinical trials, obtain required regulatory approvals, and manufacture and market its products or to enter into license agreements on acceptable terms. In the event that the Company does enter into any future license agreements, such license agreements may adversely affect the Company's profit margins on its potential products. The Company may never achieve significant revenue or profitable operations.

SHARES ELIGIBLE FOR FUTURE SALE

        As of January 27, 1998, the Company had outstanding approximately 27,714,067 shares of Common Stock and options, warrants and other rights to purchase up to approximately 3,359,742 shares of the Company's Common Stock. Of the outstanding shares, 5,714,286 were issued in the Company's private placement in December 1997 and January 1998 at a price of $1.75 per share. An additional 106,106 shares were issued for consulting services and services rendered in connection with the private placement. These 5,820,392 shares, together with 581,176 shares underlying the Warrants are being registered pursuant to this Registration Statement. Upon effectiveness of this Registration Statement, the holders of such shares will be able to publicly sell such shares at any time in their sole discretion, subject to certain limited exceptions. As the aforementioned 6,401,568 shares to be newly registered are equal to approximately 21 percent of the Company's currently outstanding Common Stock (assuming all shares underlying warrants and other rights offered hereby are outstanding), and the Company's stock has historically had a low trading volume, the sale of these shares on the open market could have a material adverse effect on the market price of the Company's Common Stock. In addition, pursuant to a registration statement which became effective on May 8, 1996 (the "1996 Registration Statement"), 10,756,992 of the Company's outstanding shares and 1,079,847 shares issuable upon the exercise of then outstanding warrants were registered for public resale. The holders of such shares may sell such shares at any time in their sole discretion, subject to certain exceptions. The Company believes that, as of January 27, 1998, a total of approximately 6,232,170 of such shares have been sold under the 1996 Registration Statement. Additionally, pursuant to a registration statement which became effective on February 6, 1997 (the "1997 Registration Statement"), 5,810,735 of the Company's outstanding shares and 693,895 shares issuable upon the exercise of then outstanding warrants were registered for public resale. The holders of such shares may sell such shares at any time in their sole discretion, subject to certain exceptions. The Company believes that, as of January 27, 1998, a total of approximately 2,277,563 of such shares have been sold under the 1997 Registration Statement. Since the Company's stock has historically had a low trading volume, the sale of additional shares on the open market under the 1996 Registration Statement, the 1997 Registration Statement or otherwise, could have a material adverse effect on the market price of the Company's Common Stock. Furthermore, future sales of the Company's Common Stock by the Company's stockholders under Rule 144 of the Securities Act of 1933, as amended, or otherwise, could also have a material adverse effect on the market price of the Company's Common Stock.

DEPENDENCE ON QUALIFIED PERSONNEL AND CONSULTANTS

        The Company is highly dependent on the principal members of its management and scientific staff, including L. David Tomei, Ph.D., its Chief Scientific Officer; Donald H. Picker, Ph.D., its President and Chief Operating Officer; and Samuil R. Umansky, Ph.D., Vice President, Molecular Pharmacology and Chief Scientific Officer. The Company's loss of services of any of these persons or other members of its staff could have a material adverse effect on the Company's operations.

        The Company has entered into employment agreements with Drs. Tomei and Picker, however, either of them may terminate his relationship with the Company at any time. The laws of the State of California generally prohibit post-employment noncompetition covenants and, therefore, none of the Company's employees is subject to any restriction on competition in the future. Accordingly, there can be no assurance that any of the Company's employees will remain with the Company or that, in the future, these employees will not organize competitive businesses or accept employment with companies competitive with the Company. In addition, the Company is dependent on collaborators at research institutions




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
and its advisors and consultants. Recruiting and retaining qualified personnel, collaborators, advisors and consultants will be critical to the Company's success. There is intense competition for such qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to continue to attract and retain such personnel necessary for the development of the Company's business. The Company's planned activities will require additional expertise in areas such as preclinical testing, clinical trial management, regulatory affairs, manufacturing and marketing. Such activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire such services or to develop such expertise could have a material adverse effect on the Company's operations.

DEPENDENCE ON OTHERS; COLLABORATIONS

        The Company's strategy for the research, development and commercialization of its potential pharmaceutical products will require the Company to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, in addition to those already established, and may therefore be dependent upon the subsequent success of outside parties in performing their responsibilities. For example, the Company has provided Perkin-Elmer with significant exclusive rights to its SLDI product, and is dependent on Perkin-Elmer to satisfactorily commercialize such product so that the Company will receive remuneration for its efforts in this area. There can be no assurance that Perkin-Elmer's efforts to commercialize this product will be successful, or that the Company will receive any such remuneration. In addition, the Company has entered into a collaboration with Boehringer to jointly evaluate the development of Maspin, a naturally occurring protein, for the treatment of breast and prostate cancer. There can be no assurance that such collaboration will be successful or that the Company will enter into any further agreements with Boehringer. There can also be no assurance that the Company will be able to establish additional collaborative arrangements or license agreements that the Company deems necessary or acceptable to develop and commercialize its potential products, or that any of its collaborative arrangements or license agreements will be successful. Certain of the collaborative arrangements that the Company may enter into in the future may place responsibility for preclinical testing and human clinical trials and for preparing and submitting applications for regulatory approval for potential products on the collaborative partner. Should a collaborative partner fail to develop or commercialize successfully any potential product to which it has rights, the Company's business may be adversely affected. In addition, there can be no assurance that collaborators will not be pursuing alternative technologies or developing products either on their own or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases or disorders targeted by such partners' collaborative programs with the Company.

RISKS ASSOCIATED WITH LICENSES

        The Company has licenses to technologies developed by various research institutes and universities. Pursuant to the terms of those agreements, the Company is obligated to make royalty payments on the sales, if any, of licensed products and, in some instances, the Company is responsible for the costs of filing and prosecuting patent applications. The Company's license agreements also require that the Company exercise diligence in bringing potential products to market. In some cases, the Company's license agreements require that the Company make payments that may be substantial, upon completion of certain milestones occurring in the clinical trials and regulatory approval of licensed products. In the event that the Company is unable to meet the diligence requirements, to make the required milestone payments or ongoing annual license payments or otherwise to meet its obligations under the license agreements, the Company could lose its rights to the technologies.

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS

        The Company's success depends in part on its ability to obtain patents and/or appropriate licenses from third parties, to protect trade secrets, to operate without infringing upon the proprietary rights of others and to prevent others from infringing on the proprietary rights of the Company. The Company's policy is to seek to protect its proprietary position by, among other methods, filing United States and foreign patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Proprietary rights relating to the Company's planned and potential products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. There can be no assurance as to the




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

breadth of protection that any such patents may afford the Company. There can be no assurance that the Company will choose to prosecute to allowance all of the pending patent applications or maintain all of the patents now owned or licensed by the Company. Some of the Company's patent applications do not cover compositions of matter, but rather relate only to the method of use of specific compounds for certain disease indications, or to screening methods for identifying compositions of matter. The scope of potential patent protection for such methods may not be as broad as it is for compositions of matter.

        The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of frequent litigation. There is a substantial backlog of biotechnology patent applications at the United States Patent and Trademark Office ("USPTO"), and no consistent policy has emerged from the USPTO and the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. Additionally, the USPTO may request data demonstrating efficacy of potential therapeutic agents. The need to provide such data, if required, could delay or adversely affect the Company's ability to obtain patent protection for any of its potential products.

        There can be no assurance that any patent applications relating to the Company's potential products or processes will result in patents being issued, or that resulting patents, if any, will provide protection against competitors who successfully challenge the Company's patents, obtain patents that may have an adverse effect on the Company's ability to conduct business, or are able to circumvent the Company's patent position. A substantial number of patents have been applied for by and issued to other pharmaceutical, biotechnology and biopharmaceutical companies. Although the Company has conducted database searches to discover the existence of previous patents and to determine the state of the art of its inventions, such searches are not conclusive. The Company is aware of one case where other parties have published papers and/or filed applications on subjects with respect to which the Company has claims in pending patent applications. In April 1995, the Company and two other scientific groups simultaneously published (in separate articles) the sequence of the BAK gene. Further, International Patent Application Number WO 96/35951, filed by a third party, discloses and claims a BAK protein similar to a protein claimed in one of the Company's pending patent applications. Although the Company believes that the priority dates of its patent applications relating to BAK are prior to the dates on which these other parties made their discoveries, there can be no assurance of this. Thus, the impact of the work done by these parties and possibly other parties cannot be assessed. There can be no assurance that others will not independently develop pharmaceutical products similar to or obsoleting those under development by the Company, or duplicate any of the Company's products.

        Interference proceedings in the USPTO may be necessary to determine the priority of inventions with respect to patents and patent applications of the Company. In addition, litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the scope and validity of the proprietary rights of others. There can be no assurance any such efforts by the Company would be successful. Further, litigation or interference proceedings could result in substantial costs to and diversion of effort by the Company, and could have a material adverse effect on the Company's business, financial condition and results of operations.

        In view of the time delay in patent approval and secrecy afforded patent applications, the Company does not know and is not able to determine if there are patent applications belonging to others which have priority over applications belonging to the Company. Moreover, portions or all of the Company's patent applications could be rejected and there could be a material adverse effect on the Company's business and future prospects if patents or prior art exist that were not uncovered through database searches or if there are patent applications that have priority over any of the Company's patent applications.

        Other companies or institutions may have filed applications for, may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes similar in function or effect to those of the Company or products that treat conditions that may be treated by the Company's potential products. At this time, the Company cannot predict whether or not these patents, patent applications and/or proprietary rights will lead to the development of products competitive with the Company's potential products. If such competitive products are developed and successfully commercialized, they could adversely affect the Company's ability to commercialize its potential products.

If the USPTO should determine that any issued or pending patents claim the same subject matter as any of the Company's pending patent applications and that the subject matter of such issued or pending patents was invented first, the Company could be prevented from obtaining patent protection or the scope of such protection could be narrowed. Further, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of the Company's products can be commercialized, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent, which could adversely affect the Company's ability to protect future product development and, consequently, its operating results and financial position.

        The Company's competitive position is also dependent upon unpatented trade secrets. The Company is developing a substantial database of information concerning its research and development. However, trade secrets are difficult to protect. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets. In an effort to protect its trade secrets, the Company has a policy of requiring its employees, consultants, advisors and, when appropriate, Scientific Advisory Board members to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with the Company. These agreements provide that all confidential information developed or made known to the individual during the course of the relationship must be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or other proprietary information in the event of unauthorized use or disclosure of confidential information. Invention assignment agreements executed by Scientific Advisory Board members, consultants and advisors may conflict with, or be subject to, the rights of third parties with whom such individuals have employment or consulting relationships.

        The Company may be required to obtain licenses to patents or proprietary rights of others. As the biotechnology industry expands and more patents are issued, the risk increases that the Company's potential products may give rise to claims that they infringe the patents of others. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company. If the Company does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the scope and validity of the proprietary rights of others, and could result in substantial costs to and diversion of effort by, and may have a material adverse impact on, the Company. In addition, there can be no assurance that these efforts by the Company will be successful.

LIMITED MARKETING, SALES, CLINICAL TESTING OR REGULATORY COMPLIANCE ACTIVITIES

        In view of the early stage of the Company and its research and development programs, the Company has restricted hiring to scientists and a small administrative staff and has made only a small investment in marketing, product sales, clinical testing or regulatory compliance resources. If the Company successfully develops any commercially marketable pharmaceutical products, it may seek to enter joint venture, sublicense or other marketing arrangements with parties that have an established marketing capability or it may choose to pursue the commercialization of such products on its own. There can be no assurance, however, that the Company will be able to enter into such marketing arrangements on acceptable terms, if at all. Further, the Company will need to hire additional personnel skilled in the clinical testing and regulatory compliance process and in marketing or product sales if it develops pharmaceutical products with commercial potential that it determines to commercialize itself. There can be no assurance, however, that it will be able to acquire such resources or personnel.

GOVERNMENT REGULATION AND PRODUCT APPROVAL

        The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the testing, manufacturing, labelling, distribution, and marketing of therapeutics and diagnostics through lengthy and detailed laboratory and clinical human testing procedures, premarket approval or clearance requirements, manufacturing standards, sampling activities and other costly and time consuming procedures and requirements.

Satisfaction of these requirements typically takes several years or more (five to ten years or more for a drug or biological product) and varies substantially based upon the type, complexity and technological novelty of the drug or diagnostic product.



        In late 1997, the Company received notice from the FDA that its Investigational Drug Exemption application ("IDE") for use of HK-Cardiosol as a heart preservation solution had been approved. The Company expects to initiate clinical trials of HK-Cardiosol during 1998. There can be no assurance as to the results of such trial, or whether or when the FDA will permit the Company to conduct additional trials of HK-Cardiosol. In March 1998, the Company filed an Investigational New Drug application ("IND") to conduct clinical studies for the use of CP-Cardiosol for improved organ protection during heart/lung bypass operations. In April 1998, the commencement of these clinical studies was delayed by a request from the FDA for additional preclinical data. Although the Company believes it will be able to fully respond to the FDA's request by the third quarter of 1998, there can be no assurance that the Company will be able to provide the additional preclinical data requested by the third quarter of 1998, nor can there be any assurance as to whether or when the FDA will approve the Company's IND for CP-Cardiosol. There also can be no assurance as to whether or when the Company will make filings with the FDA for the commencement of clinical trials of any other potential product, or whether or when the Company will submit to the FDA an application to market any other potential product.


        The Company has relied on scientific, technical, clinical, commercial and other data supplied or disclosed by others, including its academic collaborators, in obtaining the FDA's approval to begin clinical trials of HK-Cardiosol and the Company may rely on such data in support of INDs to enter human clinical trials for its other potential products, including the IND to conduct clinical studies of CP-Cardiosol that the Company currently is preparing. Although the Company has no reason to believe that this information contains errors or omissions of fact, there can be no assurance that there are no errors or omissions of fact that would change materially the Company's view of the future likelihood of FDA approval of INDs or of the commercial viability of these potential products. There can be no assurance that clinical data from studies performed by others will be available to the Company or acceptable to the FDA or other regulatory agencies in support of the Company's applications for marketing approval, and the FDA may, among other things, require the Company to collect additional data and conduct controlled clinical studies prior to acceptance of any such applications.

        The effect of compliance with government regulation may be to delay for a considerable period of time or prevent the marketing of any product that the Company may develop and/or to impose costly requests for additional animal, human or other data upon the Company, the result of which may be a delay in the marketing of its products, thus furnishing an advantage to its competitors. There can be no assurance that FDA or other regulatory approval to market or clinically test any products developed by the Company will be granted on a timely basis or at all or that, if granted, such approval will not be subsequently suspended or withdrawn. Any such delay in obtaining or failure to obtain such approvals would adversely affect the marketing of the Company's potential products and the ability to earn product revenues or royalties. As with all investigational products, additional government regulations may be promulgated requiring additional research and data to be submitted that could delay marketing approval of the Company's potential products. The Company cannot predict whether any adverse government regulation might arise from future legislation or administrative action.

MANUFACTURING LIMITATIONS

        Although the Company has received approval from local authorities to undertake manufacturing, it currently does not have the capability to manufacture products under the current Good Manufacturing Practices ("GMP") requirements prescribed by the FDA. The Company intends either to independently manufacture, package, label and distribute its potential pharmaceutical or other products or to establish arrangements with contract manufacturers to supply sufficient quantities of such products to conduct clinical trials as well as for the manufacture, packaging, labelling and distribution of finished pharmaceutical products if its potential products are approved for commercialization. If the Company is unable to manufacture or contract for a sufficient supply of its potential pharmaceutical products on acceptable terms, the Company's preclinical and human clinical testing schedule may be delayed, resulting in the delay of submission of products for regulatory approval and initiation of new development programs, which may have a material adverse effect on the Company. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package, label and distribute its finished pharmaceutical or other products, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers that the Company may use must adhere to GMP required by the FDA. The Company has entered into a manufacturing agreement with Chesapeake Biological Laboratories, Inc. ("CBL") to manufacture HK-Cardiosol for clinical trials. There can be no assurance that CBL will be able to manufacture sufficient quantities of HK-Cardiosol for the Company's clinical trials.

        Manufacturing facilities must pass a pre-approval plant inspection before the FDA will issue a pre-market approval or product and establishment licenses, where applicable, for the products. The Company will also be required to obtain a license from the State of California to manufacture any investigational products, which license will be issued only if the Company is in compliance with GMP regulations, as determined by an inspection conducted by the State of California. If the Company is unable to manufacture its potential products independently or obtain or retain third party manufacturing on commercially acceptable terms, it may not be able to commercialize its products as planned. The Company's potential dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis. The Company has no experience in the manufacture of pharmaceutical products or medical devices in clinical quantities or for commercial purposes. Should the Company determine to manufacture products itself, the Company would be subject to the regulatory requirements described above, would be subject to similar risks regarding delays or difficulties encountered in manufacturing any such products and would require substantial additional capital. In addition, there can be no assurance that the Company will be able to manufacture any products successfully and in a cost effective manner.

COMPETITION AND TECHNOLOGICAL CHANGE

        There are many companies, both public and private, including well-known pharmaceutical companies, chemical companies and specialized biotechnology companies, engaged in developing synthetic pharmaceuticals and biotechnological products for certain of the applications being pursued by the Company. Additionally, increasing numbers of companies are focusing on apoptosis modulation as a promising area for research and development. Many of these companies have substantially greater capital, research and development, manufacturing, marketing and human resources and experience than the Company and represent substantial long-term competition for the Company. Such companies may succeed in developing products that are more effective, or less costly or more successful than any that may be developed by the Company. The industry in which the Company proposes to compete is characterized by extensive research efforts and rapid technological progress. New developments are expected to continue and there can be no assurance that discoveries by others will not render the Company's programs or potential products noncompetitive. Competition may increase further as a result of advances that may be made in the commercial applicability of technologies and greater availability of capital for investment in these fields.

RISK OF PRODUCT LIABILITY

        Clinical trials or marketing of any of the Company's potential pharmaceutical and other products may expose the Company to liability claims related to the use of such products. To date, the Company has conducted limited Phase I clinical trial of Lexirin, and it expects to be beginning clinical trials of HK-Cardiosol for heart preservation in transplant patients during the first quarter of 1998. None of the Company's other potential products has entered clinical trials or been marketed (other than marketing undertaken by the Company in connection with its SLDI product). Accordingly, the Company currently does not carry product liability insurance. The Company presently is seeking product liability insurance. However, there can be no assurance that the Company will be able or will choose to obtain such insurance or, if obtained, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products developed by the Company. Furthermore, a product liability related claim or recall could have a material adverse effect on the business or financial condition of the Company.

HAZARDOUS AND RADIOACTIVE MATERIALS; ENVIRONMENTAL MATTERS

        The Company's research and development processes involve the controlled use of hazardous and radioactive materials. The Company is subject to federal, state and local laws and regulations governing the manufacture, storage, handling, use and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for storing, using, handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, nor that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

UNCERTAINTY OF PRODUCT PRICING; HEALTHCARE REFORM AND RELATED MATTERS

        The Company's future revenues may be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and there may continue to be, federal and state proposals to implement similar government control. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for healthcare goods and services may take in response to any healthcare reform proposals or legislation. There can be no assurance that any such proposals or reforms will not have a material adverse effect on the Company. Further, to the extent that such proposals or reforms have a material adverse effect on the business, financial condition and profitability of other pharmaceutical companies that are prospective collaborators for certain of the Company's potential products, the Company's ability to commercialize its potential products may be adversely affected.

        In addition, in both the United States and elsewhere, sales of prescription medical products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Significant uncertainty exists as to the reimbursement of newly approved health care products, and third party payors are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing one or more products to the market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive basis.

POSSIBLE VOLATILITY OF STOCK PRICE

        The price of the Company's Common Stock has fluctuated substantially since its initial public offering ("IPO"). The market price of the shares of the Company's Common Stock, like that of the common stock of many other biotechnology companies, is likely to continue to be highly volatile. Additionally, the Company's Common Stock has historically not been heavily traded, which could increase the volatility of the price of such stock. Factors such as the timing and results of preclinical studies and clinical trials by the Company or its competitors, other evidence of the safety or efficacy of pharmaceutical products of the Company or its competitors, announcements of technological innovations or new therapeutic products by the Company or its competitors, governmental regulation, healthcare legislation, developments in patent or other proprietary rights of the Company or its competitors, including litigation, fluctuations in the Company's operating results, and market conditions for life science stocks in general could have a significant impact on the future price of the Common Stock.

OUTSTANDING OPTIONS, WARRANTS AND OTHER RIGHTS

        As of January 27, 1998, the Company had outstanding options, warrants and other rights to purchase approximately 3,359,742 shares of Common Stock. To the extent that these options, warrants or rights are exercised, the interests of the Company's stockholders would be diluted. Moreover, as long as such options, warrants or rights are outstanding, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the outstanding options, warrants or rights can be expected to exercise them, to the extent they are able to, at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the options, warrants or rights.

ABSENCE OF DIVIDENDS

        The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.

CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS

        As of January 27, 1998, the Company's management and existing holders of 5% or more of the Company's Common Stock beneficially owned, in the aggregate, approximately 38% of the outstanding Common Stock of the Company. As a result, such persons may have the ability to significantly influence the Company-and direct its affairs and business. The Company's charter provides for 45,000,000 authorized shares of Common Stock and 5,000,000 authorized shares of Preferred Stock. As of January 27, 1998, there were approximately 27,714,067 shares of Common Stock and no shares of Preferred Stock outstanding. The rights, preferences, qualifications, limitations and restrictions of the Preferred Stock may be fixed by the Board of Directors without any further vote or action by the stockholders. Issuance of these shares, or shares of the Company's authorized but unissued Common Stock, could have the effect of delaying, deferring or preventing a change of control of the Company, or diluting the Common Stock.

RISKS OF LITIGATION

        The Company and five of its past and present directors and officers are named as defendants in Katz vs. Blech, 95 Civ. 7215 (S.D.N.Y.) ("Katz"), and Degulis vs. LXR Biotechnology Inc., et al., 95 Civ. 4204 (S.D.N.Y.) ("Degulis"). One of the five, Mark Germain, the former Chairman of the Company and a former managing director of D. Blech & Company, Incorporated, is named as a defendant in the above two cases and also in In re Blech Securities Litigation, 94 Civ. 7696 (S.D.N.Y.) ("Blech"). In addition, L. Scott Minick, a former director and former officer, James D. Coombs, a former director and Mark
J. Tomei, a director and former officer, are defendants in Katz and Degulis, and Christopher Henney, a former director and former officer, is a defendant in Katz. The Company was previously named as a defendant in Blech but was dismissed from the case on June 6, 1996.

        All three cases were brought on behalf of classes of persons purchasing Common Shares of the Company prior to September 21, 1994 and assert claims arising out of the Company's IPO and subsequent trading of those shares. The suits allege violations of Sections 11 and 12 of the Securities Act and Sections 10(b) and 20 of the 1934 Act, including misrepresentations and omissions in connection with the IPO and manipulation of share prices. The suits also allege common law claims for fraud and deceit and seek punitive damages. The complaints allege that defendants, including the Company and the defendant directors and officers, failed to disclose in securities filings connected with the IPO the leveraged financial condition of the Company's underwriter, D. Blech & Company, Inc. ("D. Blech & Co."), and its principal, David Blech. The suits further allege that defendants failed to disclose that D. Blech & Co. would act as principal market maker for the Company's shares following the IPO, and that D. Blech & Co.'s extended financial commitments would effect its ability to maintain a market for the Company's shares. The suits also allege that defendants assisted or acquiesced in a post-offering scheme to manipulate the market for the Company's shares and artificially inflate share prices. Document discovery is largely completed and depositions are underway. Under the current scheduling order, no deadline for completion of discovery is presently set and no trial date is set.

        None of the complaints in Katz, Degulis or In re Blech states a claim for a specific amount of monetary damages. The complaint in In re Blech seeks damages and interest as provided by law, costs and expenses of litigation, attorneys fees, expert fees, other costs and disbursements, and such other relief as may be just and proper. The complaint in Katz seeks rescission, an award of compensatory damages, fees, costs and expenses including expert fees, and such other relief as the court deems proper. The complaint in Degulis seeks compensatory damages including rescissionary damages, interest, punitive damages, counsel fees and other costs of suit, a constructive trust over the proceeds of the offering, and such other and further relief as the Court deems just and proper.

        The Company has agreed to indemnify and/or advance defense costs to each of the current or former officers and directors who are named as defendants in the litigation. A demand by the independent underwriter for contractual indemnity has been denied. Such denial is subject to contest by the underwriter. The Company and the underwriter have entered into a tolling agreement whereby the Company agreed that the running of any statute of limitations applicable to claims of the underwriter against the Company would be tolled until the earlier of June 30, 1998 or the termination of the tolling agreement.

        The Company's primary level directors and officers liability insurance carrier has tentatively agreed to provide coverage. On November 4, 1997, the Company's first level excess insurer denied coverage based on the related party transactions exclusion in its policy. The Company reserves the right to contest this denial of coverage. Under the Company's directors and officers liability policies, coverage is not provided for the Company's own liability, but only for the amounts paid in indemnity by the Company to or on behalf of the director and officer defendants. The extent to which insurance would cover any defense costs, settlements or judgments in this case is presently unknown.

        The Company denies any wrongdoing and is defending the above cases vigorously. While it is possible that the litigation may have a material adverse effect on the Company, the current stage of the litigation, uncertainty as to whether any material judgment or settlement will result, and the possibility that some portion of any settlement or judgment may be covered by insurance, make it impossible to predict at this time whether the litigation will have a material adverse financial impact on the Company. An adverse judgment or settlement could have a material adverse effect on the Company.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock before and after the sale of the Shares offered hereby by the Selling Stockholders as of January 27, 1998. Except as described below, based on information supplied to the Company, no Selling Stockholder had any position, office or other material relationship with the Company within the past three years.


                                                            Common
                                      Common Stock           Stock              Common Stock
                                   Beneficially Owned       Offered          Beneficially Owned
                                  Prior to Offering(1)       Hereby           After Offering(2)
                                  --------------------      -------        --------------------
Name                               Number      Percent                     Number        Percent
----                               ------      -------                     ------        -------
Alfa Mutual Fire Insurance         410,715       1.5%         285,715      125,000          *
Bear Stearns Securities
   Corp.(3)                        315,631       1.1            9,747      305,884          1.1%
Michael Brailov                    100,000       *            100,000           --         --
Brian D. Brookover(4) &          5,295,034(5)   19.1(5)     4,513,734(6)   781,300(7)       2.8(7)
   Maureen LeComte Brookover
Grace Brothers, Ltd.(8)          5,145,034      18.5        4,363,734      781,300          2.8
Pequot Scout Fund, LP              500,000       1.8          300,000      200,000          *
SciFin, Inc.                        15,000       *             15,000           --         --
Trenton Small Cap Fund             170,000       *            170,000           --         --
Harold L. Weinberg                  59,123       *             59,123           --         --
Marvin Whitmore IRA                285,714       1.0          285,714           --         --
Custodian     Account
Derek Caldwell(9)                   33,606       *             20,000       13,606          *
Lorne Caplan(10)                     8,500       *              8,500           --         --
Family Trust of Nathan A. Low    1,261,161       4.4          214,293    1,046,868(12)      3.7(12)
    dated 4/12/94(11)
Dwight Miller(13)                   50,247       *             20,785       29,462          *
Richard Stone(14)                  639,714       2.3          249,892      389,822          1.4
Alan Swerdloff(15)                  14,976       *              3,779       11,197          *
Preston Tsao(16)                   560,836       2.0          145,286      415,550          1.5

---------------


*       Less than 1%

(1) Applicable percentage of ownership is based on 27,714,067 shares of Common Stock outstanding as of January 27, 1998.

(2) Assumes that Selling Stockholders have not sold any Common Stock beneficially owned prior to the Offering other than the Shares.

(3) Represents an option that is fully exercisable held by holder as pledgee pursuant to a pledge by D. Blech & Co. Inc. 305,884 shares issuable upon exercise of such option have been previously registered.

(4) Mr. Brookover was elected to the Company's Board of Directors on January 22, 1998.

(5) Mr. Brookover is the Portfolio Manager of Grace Brothers, Ltd. ("Grace Brothers"). Includes 5,145,034 shares beneficially owned by Grace Brothers, of which Mr. Brookover disclaims beneficial ownership.

(6)     Includes the 4,363,734 Shares offered hereby by Grace Brothers.

(7) Represents the 781,300 shares to be held by Grace Brothers upon completion of the offering contemplated hereby.

(8)     Information is as of December 31, 1997 as provided by holder in its
        Schedule 13G filed with the Securities and Exchange Commission on January 15, 1998. Holder has reported sole voting power and sole disposition power as to all such shares. Holder's address is 1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201.

(9) Represents warrants transferred from Sunrise Securities Corp. ("Sunrise") that are immediately exercisable, including a Warrant exercisable for 20,000 Shares.

(10) Represents a Warrant transferred from Sunrise that is immediately exercisable.

(11) Represents 430,516 shares of Common Stock and warrants for 830,645 shares that are immediately exercisable transferred from Sunrise, including a Warrant exercisable for 214,293 Shares. Includes 430,516 shares of Common Stock and warrants for 616,352 shares beneficially owned by Nathan A. Low, co-trustee, of which the Nathan A. Low Family Trust disclaims beneficial ownership.

(12)    Represents the 1,046,846 shares beneficially owned by Nathan A. Low.

(13) Represents 21,713 shares of Common Stock and warrants for 28,530 shares that are immediately exercisable transferred from Sunrise, including 6,500 Shares and a Warrant exercisable for 14,285 Shares.

(14) Represents 294,510 shares of Common Stock and warrants for 345,204 shares that are immediately exercisable transferred from Sunrise, including 84,606 Shares and a Warrant exercisable for 165,286 Shares.

(15) Represents warrants transferred from Sunrise that are immediately exercisable, including a Warrant exercisable for 3,779 Shares.

(16) Represents 225,019 shares of Common Stock and warrants for 335,817 shares that are immediately exercisable transferred from Sunrise, including a Warrant exercisable for 145,286 Shares. Sunrise served as placement agent for the Company's private placements in January 1996, December 1996 and December 1997-January 1998. Messrs. Caldwell, Caplan, Low, Miller, Stone, Swerdloff and Tsao are employees of Sunrise.

        Certain of the Shares offered hereby by the Selling Stockholders were acquired pursuant to (i) Subscription Agreements (the "Subscription Agreements") among the Company and the Selling Stockholders, (ii) a Financial Consulting Agreement between the Company and SciFin, Inc. dated September 9, 1997 (the "Consulting Agreement"); (iii) a Letter Agreement dated December 11, 1997, between the Company and Sunrise Securities Corp. ("Sunrise") (the "Letter Agreement"); and (iv) Investment Representation Letters (the "Investment Representation Letters"). In addition, certain of the Shares offered hereby by the Selling Shareholders are issuable upon the exercise of Warrants issued pursuant to the Letter Agreement; these Warrants are exercisable immediately for $2.00 per share and expire in January 2003. In addition, another Selling Shareholder holds an option to purchase up to 315,631 shares of the Company's Common Stock, 9,747 of which are being offered hereby. That option is exercisable immediately at $4.99 per share and expires in May 1999.

        This Prospectus does not cover the issuance or the transfer of the Warrants. Rather, it covers dispositions of the shares of Common Stock issuable upon exercise of such Warrants.

        Under the Subscription Agreements, the Consulting Agreement, the Letter Agreement and the Investment Representation Letters, each Selling Stockholder represented to the Company that it was acquiring the Shares from the Company for investment purposes, without any present intention of effecting a distribution of those shares. However, in accordance with the Subscription Agreements, Consulting Agreement and the Letter Agreement, the Company agreed to register the resale of the Shares offered hereby by the Selling Stockholders to permit such resales from time to time in the market or in privately-negotiated transactions. The Company has also agreed to bear certain expenses in connection with the registration statement.

                              PLAN OF DISTRIBUTION

        All or a portion of the Shares offered hereby by the Selling Stockholders may be delivered and/or sold in transactions from time to time on the over-the-counter market, on the American Stock Exchange, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices and/or may also be used to cover any short positions previously established. The Selling Stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders. The Selling Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Stockholders with respect to the Shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act.

        Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Broker-dealers may agree with the Selling Stockholders to sell a specified number of Shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions computed as described above.

        Under applicable rules and regulations under the 1934 Act, any person engaged in the distribution or the resale of Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.

        The Selling Stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. The Shares offered hereby are being registered pursuant to contractual obligations of the Company, and the Company has paid the expenses of the preparation of this Prospectus.

        This offering will terminate as to each Selling Stockholder on the earlier of (a) the date on which such Selling Stockholder's shares may be resold pursuant to Rule 144 under the Securities Act; or (b) the date on which all Shares offered hereby have been sold. There can be no assurance that any of the Selling Stockholders will sell any or all of the Shares offered hereby.

                                  LEGAL MATTERS

        The legality of the issuance of the securities being offered hereby is being passed upon for the Company by Heller Ehrman White & McAuliffe, Palo Alto, California.
                                     EXPERTS

        The financial statements of the Company as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

                                MATERIAL CHANGES

        Since the quarter ended December 31, 1997, the Company has experienced the following material changes in its affairs:

        In January 1998, the Company completed a private placement for 5,714,286 shares of Common Stock aggregating $10 million in total gross proceeds and approximately $9.4 million in net proceeds. The selling price was $1.75 per share of Common Stock. In connection with the private placement, the Company issued 91,106 additional shares for services rendered by the private placement agent and issued warrants for an additional 571,428 shares, exercisable for $2.00 per share. The securities sold in the private placement are among those being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part. See "Risk Factors - Shares Eligible for Future Sale." In February 1998, the Company completed a private placement of 571,428 shares of its Common Stock at $1.75 per share to a related party for aggregate gross proceeds of $1 million.

        Brian Brookover, Kirk Raab and William Hambrecht were elected to the Company's Board of Directors in January 1998. Mr. Brookover replaces Jack Watson, who resigned from the Company's Board of Directors in January 1998.


        In February 1998, the Company entered into a three year consulting agreement with Kirk Raab pursuant to which Mr. Raab received an option to purchase 250,000 shares of the Company's common stock. Options to purchase 50,000 shares of the Company's common stock vested immediately upon signing the contract. In addition, the Board of Directors may accelerate the vesting of 100,000 of the stock options upon achievement of certain milestones.


        In February 1998, the Board of Directors approved an amendment, subject to shareholders approval, to the 1993 Stock Option Plan to increase the shares of Common Stock authorized for issuance from 1,849,850 shares to 3,849,850.

        In February 1998, the Board of Directors approved a proposal to terminate the Company's Independent Consulting agreement with Mr. Mark Tomei and settle the severance of approximate value $290,000 due to him upon termination of the agreement in cash or by issuance of the Common Stock of the Company or both.

        In March 1998, the Board of Directors approved a proposal subject to shareholders approval to amend the Company's Restated Certificate of Incorporation to increase the number of shares of Common Stock authorized for issuance from 45,000,000 to 60,000,000.





        In April 1998, the commencement of the Company's planned CP-Cardiosol clinical trials was delayed by a request from the FDA for additional preclinical data. The Company believes it will be able to fully respond to the FDA's request by the third quarter of 1998. See "Risk Factors--Government Regulation and Product Approval."



        In April 1998, Donald H. Picker and Mark J. Tomei resigned from the Board of Directors.



        On April 22, 1998, the Company announced that David Tomei, had stepped down as its Chairman and Chief Executive Officer and that Kirk Raab had been appointed as the Company's Chairman and interim Chief Executive Officer. Dr. Tomei remains a director of the Company and will serve as its Executive Vice President and Chief Scientific Officer.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.


        Securities and Exchange Commission Registration Fee    $  3,891
        American Stock Exchange Filing Fee                       17,500
        Accounting Fees                                          35,000
        Legal Fees and Disbursements                             60,000
        Miscellaneous                                             8,609
                                                               --------
                    TOTAL:                                     $125,000
                                                               ========

        None of the expenses set forth above will be borne by the Selling Stockholders.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

        The Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director to the maximum extent permitted by the Delaware Law. The Delaware Law does not permit liability to be eliminated (i) for any breach of a director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the Delaware Law or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Bylaws of the Registrant provide that the Registrant shall indemnify its directors and executive officers to the fullest extent permitted by the Delaware Law, including those circumstances in which indemnification would otherwise be discretionary, subject to certain exceptions. The Bylaws also provide that the Registrant will advance to directors and executive officers expenses incurred in connection with an action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

        The Registrant has entered into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by the Delaware Law and the Company's Bylaws, subject to certain exceptions, as well as certain additional procedural protections. In addition, the indemnification agreements provide generally that the Registrant will advance expenses incurred by directors and executive officers in any action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

        The indemnification provisions in the Registrant's Bylaws, and the indemnity agreements entered into between the Registrant and its directors and executive officers, may permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS.


      EXHIBIT                      DESCRIPTION
      -------                      -----------
      *4.1      Form of Share Purchase Warrant

      *5        Opinion of Heller Ehrman White & McAuliffe

      *10.1     Letter Agreement with Sunrise Securities Corp. dated December
                11, 1997

      *23.1     Consent of Heller Ehrman White & McAuliffe (included in Exhibit
                5)

       23.2     Consent of KPMG Peat Marwick LLP Independent Certified Public
                Accountants

      *24       Power of Attorney

-------------
* previously filed.



ITEM 17. UNDERTAKINGS.

        A.     The undersigned Company hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                   (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        Provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Richmond, State of California, on the 27th day of April, 1998.


                                       LXR BIOTECHNOLOGY INC.


                                       By: /s/ SHELLI GEER
                                           ------------------
                                           Shelli Geer
                                           Chief Financial Officer


        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



/s/ G. KIRK RAAB                         Chief Executive Officer and           April 27, 1998
-----------------------------------      Chairman of the Board
G. Kirk Raab                             (Principal Executive Officer)


/s/ L. DAVID TOMEI                       Executive Vice President, Chief       April 27, 1998
-----------------------------------      Scientific Officer and Director
L. David Tomei


/s/ SHELLI GEER                          Chief Financial Officer and           April 27, 1998
-----------------------------------      Secretary (Principal Financial
Shelli Geer                              and Accounting Officer)


*                                        Director                              April 27, 1998
-----------------------------------
Brian D. Brookover


*                                        Director                              April 27, 1998
-----------------------------------
Eugene Eidenberg


*                                        Director                              April 27, 1998
-----------------------------------
Neil Flanzraich

*                                        Director                              April 27, 1998
-----------------------------------
Kenneth R. McGuire

/s/ SHELLI GEER
-----------------------------------
    Shelli Geer
    Attorney-in-Fact

                             LXR BIOTECHNOLOGY INC.


                                  EXHIBIT INDEX

       EXHIBIT                     DESCRIPTION
       -------                     -----------
      *4.1      Form of Share Purchase Warrant

      *5       Opinion of Heller Ehrman White & McAuliffe

      *10.1     Letter Agreement with Sunrise Securities Corp. dated December
                11, 1997

      *23.1     Consent of Heller Ehrman White & McAuliffe (included in Exhibit
                5)

       23.2     Consent of KPMG Peat Marwick LLP Independent Certified Public
                Accountants

      *24       Power of Attorney

-------------
* Previously filed.